Exhibit 99.5

FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC RESOURCES BRINGS SHAREHOLDERS’ ATTENTION TO RECENT NEWS REPORTS REGARDING SC72

Dateline: Vancouver, British Columbia

Ticker: “FECOF”

Date: July 11, 2022

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) would like to bring to shareholders’ attention that recent news articles in the Philippines have reported that the MOU between China and the Philippines concerning the exploration of oil and gas properties in the West Philippine Sea (“WPS”), which includes SC 72, has been terminated. In addition, news articles are also reporting that, despite the termination, both the Philippines and China intend to continue to work together on joint exploration in the WPS.

More details can be found in the links below.

https://www.gmanetwork.com/news/topstories/nation/835887/locsin-philippines-china-talks-on-oil-gasexploration-terminated/story/

https://www.manilatimes.net/2022/06/26/news/china-pursues-oil-exploration-talks/1848662

https://ca.finance.yahoo.com/news/philippines-marcos-open-military-exchanges-094143236.html

https://powerphilippines.com/pxp-energy-hopeful-to-continue-explorations-in-west-philippine-sea/

Daniel Carlos, FEC President, commented; “Forum Energy Limited is committed to drilling the two wells on SC72 when conditions allow.”

On behalf of the Board of,

FEC Resources Inc.

Daniel Carlos

Director and Chief Executive Officer

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com